Exhibit (a)(5)(I)

OFFER TO EXCHANGE
CLASS A COMMON STOCK
FOR SERIES A PREFERRED STOCK

SUMMARY OF KEY TERMS
FOR USE BY INVESTMENT PROFESSIONALS

Purpose of Exchange Offer	To give common stockholders an opportunity to exchange their common shares for Series A Preferred Stock

Upon successful completion of the Exchange Offer, to extend the maturity date of the Senior Subordinated Term Loan between a Revlon subsidiary and MacAndrews & Forbes Holdings Inc. (“Term Loan”) from August 2010 to four years from closing

Security Offered	Series A Preferred Stock, liquidation preference of $3.71 per share payable upon maturity

Term	Four years or until an earlier Revlon change in control

Regular Cash Dividend	12.75% per annum (equal to approximately $0.12 per share quarterly)

Special Cash Dividend	$1.50 per share after two years, if no prior Revlon change in control

Aggregate Cash Payments if no Revlon Change in Control	Approximately $7.10 per share over four years

Revlon Change in Control Within Two Years of Closing	Preferred stock shares in proceeds of Revlon change in control within two years of closing, capped at total payments over the term of the preferred stock of $12.00 per share

Exchange Feature; Revlon Change of Control During Third Year After Closing	Preferred shareholders may elect to forego the $1.50 special cash dividend in exchange for the right to share in proceeds of Revlon change in control during the third year after closing, capped at total payments over the term of the preferred stock of $12.50 per share

Seniority	Senior to common stock and senior in right of payment to the Term Loan

Exchange Offer Expiration Date	5:00 P.M., New York City time, on September 10, 2009, unless extended
This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of Revlon common stock nor an offer to sell nor a solicitation of an offer to purchase any shares of Revlon preferred stock. The solicitation of offers to exchange shares of Revlon Class A common stock for shares of Revlon preferred stock is being made pursuant to a tender offer statement on Schedule TO (including an offer to exchange, a letter of transmittal and related materials) that Revlon filed with the SEC on August 10, 2009. Revlon stockholders are strongly advised to read the tender offer statement on Schedule TO (and related materials, including the offer to exchange), as it may be amended from time to time, as it contains important information. Revlon stockholders may obtain a free copy of these statements and other documents filed by Revlon with the SEC at the website maintained by the SEC at www.sec.gov.
In addition, the tender offer statement and related materials may be obtained for free at Revlon’s website at www.revloninc.com or by directing such requests to the Company’s Secretary, at Revlon, Inc., 237 Park Avenue, 14th Floor, New York, NY 10017, attention: Michael T. Sheehan (or via email to michael.sheehan@revlon.com), or by calling D.F. King & Co., Inc., the information agent for the exchange offer, toll-free at (800) 949-2583.